P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

via electronic filing

September 23, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard World Fund (the “Trust”)
File No. 2-17620
Post-Effective Amendment No. 175

Dear Ms. Larkin,

This letter responds to your comments provided on July 7, 2025, to the above referenced post-effective amendment that was filed with the Commission on May 30, 2025. In this letter, Vanguard Emerging Markets ex-China ETF, a new series of the Trust, will be referred to as the “Fund.”

Vanguard Emerging Markets Ex-China ETF

Comment 1: More on the Fund and ETF Shares – Security Selection

Comment:	In the section describing the Fund’s index, please add disclosure regarding the rebalance and reconstitution process of the index.
Response:	The disclosure has been revised accordingly.
Comment 2:	More on the Fund and ETF Shares – Security Selection
Comment:	Please consider adding disclosure on the potential significance of the impact on the Fund’s performance as a result of emerging markets exposure.
Response:	The disclosure has been revised accordingly.
Comment 3:	More on the Fund and ETF Shares – Security Selection
Comment:	Please consider adding disclosure stating that the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index comprised of domestic securities.
Response:	The disclosure has been revised accordingly.
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P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

Please do not hesitate to contact me at jane_hongshissler@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Jane Hong Shissler

Jane Hong Shissler

Associate General Counsel

The Vanguard Group, Inc.

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